August 2, 2005

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0409

Attention:	Jay Mumford
Peggy Fisher
Patrick Enumwaonye
Brian Cascio

Re:	Advanced Analogic Technologies Incorporated
Amendment No. 5 to
Registration Statement on Form S-1
File No. 333-123798

Ladies and Gentlemen:

On behalf of Advanced Analogic Technologies Incorporated (the “Company”), we file herewith via EDGAR one copy of Amendment No. 5 to the above-referenced Registration Statement marked to show changes from Amendment No. 4 to the Registration Statement as filed with the Commission on July 18, 2005. In addition, we are providing via Express Delivery five paper copies of Amendment No. 5 marked to show changes from Amendment No. 4 to the Registration Statement.

Please note that, in response to the Staff’s telephonic request to the undersigned on July 22, 2005, the Company has confirmed that complete financial statements with respect to the three months ended June 30, 2005 are not yet available for inclusion in the Registration Statement. The Company has indicated that it will file a Quarterly Report on Form 10-Q with respect to the three months ended June 30, 2005 within the timeframe required by Rule 13a-13 of the Securities Exchange Act of 1934, as amended, following the effective date of the Registration Statement.

Please also note that, pursuant to correspondence filed via EDGAR on August 1, 2005, the Company and its managing underwriters have requested that the effectiveness of the Registration Statement be accelerated to occur at 3:00 P.M. E.D.T. on Wednesday, August 3, 2005, or as soon as practicable thereafter.

Please direct any questions or comments regarding this filing to the undersigned, Mark L. Reinstra or Gavin L. Zee of this office.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Alexander D. Phillips

Alexander D. Phillips

Securities and Exchange Commission

August 2, 2005

cc:	Richard K. Williams

Brian R. McDonald

Ashok Chandran

Joseph Hollinger

Advanced Analogic Technologies Incorporated

William Salisbury

Morgan Stanley & Co. Incorporated

Chet Bozdog

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Charles C. McCabe

Piper Jaffray & Co.

Robert Flanagan

SG Cowen & Co., LLC

Mark Roberts

Thomas Weisel Partners LLC

Scott Angel

Deloitte & Touche LLP

Christopher L. Kaufman, Esq.

Andrew S. Williamson, Esq.

Latham & Watkins LLP

Mark L. Reinstra, Esq.

Gavin L. Zee, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.